# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NEXTNAV INC., CIK 0001865631
CUSIP: 65345N106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 11911 Freedom Dr., Suite 200, Reston, Virginia (VA), 20190
Date of event which requires filing of this statement: 05/22/2026
Filed by CIK 0001201333
Persons authorized to receive notices and communications: Neil S. Subin, 2366 SE Ocean Blvd, Suite 400, Stuart, Florida (FL), 34996, (561) 287-5399

## Reporting persons
- SUBIN NEIL S (CIK 0001201333): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 180,523; shared voting power 3,266,805; sole dispositive power 180,523; shared dispositive power 3,266,805; aggregate amount beneficially owned 3,447,328 (2.5% of the class)
  Comment: Note to Rows 7, 9 and 11: Includes 11,631 shares of common stock, par value $0.0001 per share ("Common Stock"), of NextNav Inc. (the "Issuer") held by Sufam Advisors Corp. ("SAC"), which is 100% owned by SF Nevis Investco LLC ("Nevis"). Mr. Subin manages Nevis. Mr. Subin disclaims any beneficial ownership of the securities owned by SAC other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
  
  Note to Rows 8, 10 and 11: Represents 2,515,213 shares of Common Stock held by MILFAM Investments LLC ("Milfam Investments") and 250,000 warrants held by Milfam Investments that are exercisable for 250,000 shares of Common Stock (the "Warrant Shares"). Mr. Subin is the President and Manager of MILFAM LLC, which serves as manager of Milfam Investments, consequently, he may be deemed to share beneficial ownership of the shares of Common Stock held by Milfam Investments. Also, represents 501,592 shares of Common Stock (the "Note Shares"), which are convertible from 5.00% Senior Secured Convertible Notes due 2028, held by Persian Road I, LP ("Persian Road"). Mr. Subin manages Persian Road. Mr. Subin disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
  
  Note to Row 13: The percentages reported in this Amendment No. 1 to Schedule 13D (this "Amendment") are based upon the deemed to be outstanding shares of Common Stock pursuant to Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended ("Rule 13d-3(d)(1)"), which includes (i) 136,436,939 shares of Common Stock outstanding as of May 11, 2026 (according to the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 14, 2026 (the "Form 10-Q") plus (ii) the Warrant Shares, plus (iii) the Note Shares, although the Warrant Shares and Note Shares are not deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person besides Mr. Subin. Mr. Subin has ceased to be the beneficial owner of more than five percent of Common Stock and, as such, this Amendment constitutes an exit filing for Mr. Subin.
- Milfam CI LLC Spartacus: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 5,488,884; sole dispositive power 0; shared dispositive power 5,488,884; aggregate amount beneficially owned 5,488,884 (3.9% of the class)
  Comment: Note to Rows 8, 10 and 11: Represents 1,948,907 shares of Common Stock held by MILFAM CI LLC SPARTACUS ("CI Spartacus") and 3,539,977 warrants held by CI Spartacus that are exercisable for 3,539,977 shares of Common Stock ("CI Spartacus Warrant Shares").
  
  Note to Row 13: The percentages reported in this Amendment are based upon the deemed to be outstanding shares of Common Stock pursuant to Rule 13d-3(d)(1), which includes (i) 136,436,939 shares of Common Stock outstanding as of May 11, 2026 (according to the Form 10-Q) plus (ii) the CI Spartacus Warrant Shares, although the CI Spartacus Warrant Shares are not deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person besides CI Spartacus. CI Spartacus has ceased to be the beneficial owner of more than five percent of Common Stock and, as such, this Amendment constitutes an exit filing for CI Spartacus.
- MILFAM CI Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Note to Row 13: MILFAM CI Management LLC ("CI Management") has ceased to be the beneficial owner of more than five percent of Common Stock and, as such, this Amendment constitutes an exit filing for CI Management.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: NEXTNAV INC.
Address of issuer's principal executive offices: 11911 Freedom Dr., Suite 200, Reston, Virginia (VA), 20190
Comment: This Amendment is filed with the SEC on behalf of (i) Mr. Subin, (ii) CI Spartacus, and (iii) CI Management (each person and entity named in items (i) through (iii), collectively, the "Reporting Persons") relating to Common Stock. This Amendment amends and supplements the Schedule 13D originally filed by the Reporting Persons with the SEC on August 19, 2022 (the "Schedule 13D"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment shall have the same meanings ascribed to them in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Amendment for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The percentage reported in this Amendment is based upon 136,439,939 shares of Common Stock outstanding as of May 11, 2026 (according to the Form 10-Q).
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Amendment for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
The following transactions were effected in the sixty days prior to the date of this Amendment involving the Reporting Persons:

N/A
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: May 22, 2026

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On May 22, 2026, CI Spartacus entered into a Portfolio Management Agreement (the "PMA") with Warberg Asset Management LLC (the "Portfolio Manager"), pursuant to which CI Spartacus appointed the Portfolio Manager as its investment advisor with sole and exclusive discretionary trading authority over securities held by CI Spartacus. As a result of the PMA, neither CI Management nor Mr. Subin, through his ownership and control of CI Management, retains beneficial ownership of the securities held by CI Spartacus, and each Reporting Person has accordingly ceased to be the beneficial owner of more than five percent of the Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 - Portfolio Management Agreement, dated May 22, 2026, by and between Warberg Asset Management LLC and MILFAM CI LLC SPARTACUS. (Schedules and exhibits have been omitted as they are not material. They will be furnished supplementally to the SEC upon request.)

## Signatures
- SUBIN NEIL S: /s/ Neil S. Subin, Neil S. Subin (05/22/2026)
- Milfam CI LLC Spartacus: /s/ Neil S. Subin, Neil S. Subin/Sole Member of Milfam CI Management LLC, Manager of Milfam CI LLC Spartacus (05/22/2026)
- MILFAM CI Management LLC: /s/ Neil S. Subin, Neil S. Subin/Sole Member (05/22/2026)